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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                   SCHEDULE TO

                      TENDER OFFER STATEMENT UNDER SECTION
           14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)
                                   -----------

                       SECURITY CAPITAL GROUP INCORPORATED
                       (Name of Subject Company (Issuer))

                  SECURITY CAPITAL GROUP INCORPORATED (OFFEROR)
 (Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

                 CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    81413P204
                      (CUSIP Number of Class of Securities)

                                JEFFREY A. KLOPF
                       SENIOR VICE PRESIDENT AND SECRETARY
                       SECURITY CAPITAL GROUP INCORPORATED
                 125 LINCOLN AVENUE, SANTA FE, NEW MEXICO 87501
                            TELEPHONE: (505) 982-9292
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Persons)

                                    Copy to:

                             ADAM O. EMMERICH, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                            TELEPHONE: (212) 403-1000
                                   -----------

                            CALCULATION OF FILING FEE

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                                                               AMOUNT OF FILING
TRANSACTION VALUE*                                                  FEE**
--------------------------------------------------------------------------------
$200,000,009                                                       $40,000

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*     Estimated for purposes of calculating the amount of the filing fee only.
      The amount assumes the purchase of 9,302,326 shares of Class B Common Stock, par value $.01 per share, at the maximum tender offer price of $21.50 per share.

**    Previously paid.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:  $40,000
      Form or Registration No.:  Schedule TO

      Filing Party:  Security Capital Group Incorporated
      Date Filed:  March 19, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third-party tender offer subject to Rule 14d-1.
[X]   issuer tender offer subject to Rule 13e-4.
[ ]   going-private transaction subject to Rule 13e-3.
[ ]   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the
      results of the tender offer:                                          [ ]


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




      This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO, dated March 19, 2001, filed by Security Capital Group Incorporated ("Security Capital"), a Maryland corporation, with the Securities and Exchange Commission, and amended by Amendment No. 1, dated March 26, 2001, Amendment No. 2, dated March 27, 2001, and Amendment No. 3, dated March 30, 2001 (as amended, the "Schedule TO") relating to an offer by Security Capital to purchase 9,302,326 shares, or such fewer number of shares as are properly tendered and not properly withdrawn, of its Class B common stock, par value $.01 per share, including the associated preferred stock repurchase rights issued under the Rights Agreement, dated as of April 21, 1997, between Security Capital Group Incorporated and The First National Bank of Boston, as rights agent, at prices not in excess of $21.50 nor less than $18.50 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 19, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), which, as amended and supplemented from time to time, together constitute the tender offer. Unless the context requires otherwise, all references to shares shall include the associated preferred stock repurchase rights. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed on the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

ITEM 12.  EXHIBITS

      Item 12 is supplemented by adding exhibit (a)(1)(O).

(a)(1)(O) Letter to German Resident Holders of Class B Common Shares of Security Capital Group Incorporated



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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Security Capital Group Incorporated


                                    By:   /s/ Jeffrey A. Klopf
                                       -----------------------------------------
                                       Name:  Jeffrey A. Klopf
                                       Title: Senior Vice President and
                                              Secretary


Dated: April 11, 2001



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                                  EXHIBIT INDEX

(a)(1)(A)    Offer to Purchase dated March 19, 2001*
(a)(1)(B)    Letter of Transmittal*
(a)(1)(C)    Notice of Guaranteed Delivery*
(a)(1)(D) Letter to brokers, dealers, commercial banks, trust companies and other nominees dated March 19, 2001*
(a)(1)(E) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees dated March 19, 2001*
(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(G)    Summary Advertisement dated March 19, 2001*
(a)(1)(H)    Notice of Conversion for Class A Common Stock*
(a)(1)(I) Notice of Conversion for 6.50% Convertible Subordinated Debentures due 2016*
(a)(1)(J) Letter to brokers, dealers, commercial banks, trust companies and other nominees relating to Class A Common Stock dated March 19, 2001*
(a)(1)(K) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees relating to Class A Common Stock dated March 19, 2001*
(a)(1)(L)    Letter to Participants in the SCGroup Incorporated 401(k) Savings
             Plan**
(a)(1)(M) Letter to Participants in the SCGroup Incorporated 401(k) Savings Plan relating to employee contributions invested in Security Capital Class B common stock***
(a)(1)(N) Letter to Participants in the SCGroup Incorporated 401(k) Savings Plan relating to employer matching contributions invested in Security Capital Class B common stock***
(a)(1)(O) Letter to German Resident Holders of Class B Common Shares of Security Capital Group Incorporated
(a)(5)(A) Letter to stockholders from the Chairman of the Board and Chief Executive Officer dated March 19, 2001*
(a)(5)(B) Letter to holders of Class A Common Stock and 6.50% Convertible Subordinated Debentures due 2016 from the Chairman of the Board and Chief Executive Officer dated March 19, 2001*
(a)(5)(C)    Press release dated March 19, 2001*

*     Previously filed on Schedule TO.
**    Previously filed on Amendment No. 1 to Schedule TO.
***   Previously filed on Amendment No. 3 to Schedule TO.


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                                                      EXHIBIT (a)(1)(O)


   TO: GERMAN RESIDENT HOLDERS OF CLASS B COMMON SHARES OF SECURITY CAPITAL GROUP INCORPORATED

      Security Capital Group Incorporated, a Maryland corporation ("SCGI"), is offering to purchase up to 9,302,326 shares, of its Class B common stock (together with the associated preferred stock purchase rights, the "Shares") from existing stockholders. The price paid by SCGI will not be greater than $21.50 nor less than $18.50 per share, net to the seller in cash, without interest. SCGI is conducting the tender offer through a procedure commonly referred to as a "Dutch auction." This procedure allows you to select the price within the $18.50 to $21.50 price range at which you are willing to sell your Shares to SCGI or to select the actual purchase price paid by SCGI, which could result in your receipt of a price per share as low as $18.50. The actual purchase price will be determined by SCGI in accordance with the terms of the tender offer. All Shares purchased under the tender offer will receive the same price.

      The terms and conditions of the tender offer are explained in detail in the offer to purchase and the related letter of transmittal, both of which have been distributed to holders of Shares. You should read these materials carefully before making any decision with respect to the tender offer. The instructions on how to tender Shares are also explained in detail in these materials. Certain stockholders may have additional questions regarding the appropriate German tax treatment to German residents on the sale of Shares. The discussion set forth below is included for general information only. Stockholders are urged to consult their tax advisor to determine the particular tax consequences to them of the tender offer.

      A predecessor company to SCGI was classified as a US real estate investment trust (REIT) prior to 1995 but SCGI has not been a REIT since that time. Though SCGI is not formally registered as a so-called "Section 17 foreign investment fund" in Germany (Sec. 17 German Foreign Investment Act ("Auslandinvestment-Gesetz")), a German tax representative was appointed pursuant to Sec. 18 of the German Foreign Investment Act. The tax representative filed tax declarations for 1994 and following years on behalf of the predecessor company (and subsequently SCGI) with the German Federal Tax Office ("Bundesamt fur Finanzen") as if SCGI were a foreign investment fund during those years. SCGI has a German registration number ("WKN 90938") that discloses it as a foreign investment fund. However, in light of the termination of REIT status in 1995 and the type of activities conducted by SCGI and the manner in which such activities are conducted, SCGI believes it should not be considered a foreign investment fund under German law. SCGI is taking steps to seek deregistration as such and counsel has been retained to discuss the situation with the German banking supervisory authority ("Bundesaufsichtsamt fur das Kreditwesen") with a view to a favorable resolution.

      The principal consequence, amongst others, to German stockholders, if SCGI were to be properly considered a foreign investment fund is that upon a sale of SCGI common stock by certain German stockholders, any deemed interim profits and deemed distributed income for fiscal years after December 31, 1993 which have not yet been subject to withholding tax would be subject to German withholding tax at a rate of 30% plus 5.5% solidarity surcharge on the withholding tax where a German paying agent/custodian is involved. Such withholding tax - if any - should be imposed only on income allocable to the period of custody with the German bank, i.e. should be limited to interim profit (this is mainly accrued interest and interest like income) generated in the period for which investors actually held the Shares. If only a German paying agent without custody is involved (over-the-counter transactions), the tax is deducted at 35% plus 5.5%.

      SCGI has become aware and presently believes that different German paying agents/custodians are currently taking different views on whether withholding tax should properly be imposed on a sale of its Shares, the basis on which such tax should be levied and the amount of such withholding tax.


      In order to get a tax credit for any withholding tax upon a sale of Shares, the withholding tax must be reported on the shareholders' German tax return. If a ruling or other determination can be obtained from the


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German banking supervisory authority that SCGI does not qualify as a foreign investment fund, the shareholder should be able to file a refund claim for the withholding tax with either the tax office or the bank that withheld the tax before filing the annual tax return in order to expedite the refund of the withholding tax. In the alternative, the shareholder may be able to credit the tax withheld against taxes due on other income when filing his annual tax return.

      The Board of Directors of SCGI has approved the tender offer. However, neither SCGI nor its Board of Directors makes any recommendation to you as to whether you should tender or refrain from tendering your Shares or as to the price or prices at which you may choose to tender your Shares. You must make your own decision as to whether to tender your Shares and, if so, how many Shares to tender and the price or prices at which your Shares should be tendered. The directors and executive officers of SCGI have advised SCGI that they do not intend to tender any Shares in the tender offer.

      The tender offer will expire at 12:00 Midnight, New York City time, on Tuesday, April 17, 2001, unless extended by SCGI. If you have any questions regarding the tender offer or need assistance in tendering your Shares, please contact Georgeson Shareholder Communications, Inc., the information agent of the tender offer, at 001 (800) 223-2064 (or 00-44-207-335- 8797 in Europe), or
Morgan Stanley & Co. Incorporated, the dealer manager of the tender offer, at 001 (800) 223-2440 ext. 5722 or collect at 001 (212) 761-5722.

                                    This is a fair and accurate translation of the Letter to German Resident Holders of Class B Common Shares of Security Capital Group Incorporated from German to English.

                                    By:/s/ Marion Benzing
                                       -----------------------------------------
                                    Name:  Marion Benzing
                                    Title: Certified translator for German,
                                           English and French  for the courts
                                           and notaries in the state of
                                           Hesse, Federal Republic of Germany

                                    SECURITY CAPITAL GROUP INCORPORATED


                                    By:/s/ Jeffrey A. Klopf
                                       -----------------------------------------
                                    Name:  Jeffrey A. Klopf
                                    Title: Senior Vice President and Secretary